UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NON-INVASIVE MONITORING SYSTEMS, INC.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

655366508

(CUSIP Number)

Jane Hsiao, Ph.D.

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 575-6004

(Name, address and telephone number of person
authorized to receive notices and communications)

December 21, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS Jane Hsiao, Ph. D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,752,074
	8	SHARED VOTING POWER 26,703,660 (1)
	9	SOLE DISPOSITIVE POWER 16,752,074
	10	SHARED DISPOSITIVE POWER 26,703,660 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,455,734 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 20,883,660 shares of common stock, par value $0.01 per share (“Common Stock”), of Non-Invasive Monitoring Systems, Inc., a Florida corporation (the “Issuer”), and (ii) 3,670,000 shares of Common Stock issuable upon conversion of 734 shares of the Issuer’s Series D Convertible Preferred Stock, par value $1.00 per share (“Series D Preferred”), in each case held by Hsu Gamma Investments LP, a Delaware limited partnership (“Hsu Gamma”), of which Dr. Hsiao is the general partner. Also includes 2,150,000 shares of Common Stock issuable upon conversion of 430 shares of Series D Preferred held by the Chin Hsiung Hsiao Family Trust A (the “Family Trust”), of which Dr. Hsiao is the trustee and her three children are the sole and exclusive beneficiaries. Dr. Hsiao disclaims beneficial ownership of the securities held by each of Hsu Gamma and the Family Trust, except to the extent of her pecuniary interest therein.
(2)	Based on 140,900,655 shares of common stock outstanding, computed based on 79,007,423 shares of common stock outstanding as of December 17, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended October 31, 2018, plus 61,893,232 shares of common stock issued on December 21, 2018, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 28, 2018.

1	NAME OF REPORTING PERSONS Chin Hsiung Hsiao Family Trust A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,150,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,150,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,150,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 2,150,000 shares of Common Stock issuable upon conversion of 430 shares of Series D Preferred. Dr. Hsiao is the trustee of the Chin Hsiung Hsiao Family Trust A, and her three children are the sole and exclusive beneficiaries.
(2)	Based on 140,900,655 shares of common stock outstanding, computed based on 79,007,423 shares of common stock outstanding as of December 17, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended October 31, 2018, plus 61,893,232 shares of common stock issued on December 21, 2018, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 28, 2018.

1	NAME OF REPORTING PERSONS Hsu Gamma Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,553,600 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,553,600 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,553,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes 3,670,000 shares of Common Stock issuable upon conversion of 734 shares of Series D Preferred. Dr. Hsiao is the general partner of Hsu Gamma Investments LP.
(2)	Based on 140,900,655 shares of common stock outstanding, computed based on 79,007,423 shares of common stock outstanding as of December 17, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended October 31, 2018, plus 61,893,232 shares of common stock issued on December 21, 2018, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 28, 2018.

ITEM 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “SEC”) on May 28, 2008 and amended on February 3, 2009 and September, 26 2014 by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.

This Amendment is filed by Jane Hsiao, Ph.D. (“Dr. Hsiao”), the Chin Hsiung Hsiao Family Trust A (the “Family Trust”) and Hsu Gamma Investments LP, a Delaware limited partnership (“Hsu Gamma” and, together with Dr. Hsiao and the Family Trust, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (“Common Stock”), of Non-Invasive Monitoring Systems, Inc., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4400 Biscayne Boulevard, Miami, Florida 33137.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On December 21, 2018, Dr. Hsiao acquired 1,428,571 shares of Common Stock (the “PIPE Shares”) at a purchase price of $0.07 per share. Dr. Hsiao acquired the PIPE Shares in a private placement pursuant to a securities purchase agreement, dated as of December 21, 2018 (the “Purchase Agreement”), by and between the Issuer and Dr. Hsiao. Also on December 21, 2018, Dr. Hsiao and Hsu Gamma entered into a Debt Exchange Agreement (the “Exchange Agreement”) with the Issuer and the other parties thereto, pursuant to which Dr. Hsiao and Hsu Gamma acquired 4,923,503 shares and 20,883,660 shares, respectively, of Common Stock (collectively, the “Exchange Shares” and, together with the PIPE Shares, the “Purchased Shares”) in exchange for an aggregate of $344,645.21 and $1,461,856.16 of indebtedness owed by the Issuer to Dr. Hsiao and Hsu Gamma, respectively.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Dr. Hsiao and Hsu Gamma acquired their respective Purchased Shares for investment purposes. The Reporting Persons have no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

The Reporting Persons’ respective beneficial ownership of Common Stock is as set forth in the table below:

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned		Percentage of Outstanding Shares of Common Stock(1)
Jane Hsiao, Ph.D.	43,455,734	(2)	29.6%
Hsu Gamma Investments LP	24,553,600	(3)	17.0%
Chin Hsiung Hsiao Family Trust A	2,150,000	(4)	1.5%

(1)	Based on 140,900,655 shares of Common Stock outstanding, computed based on 79,007,423 shares of Common Stock outstanding as of December 17, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended October 31, 2018, plus 61,893,232 shares of Common Stock issued on December 21, 2018, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 28, 2018.

(2)	Includes (i) 20,883,660 shares of Common Stock and (ii) 3,670,000 shares of Common Stock issuable upon conversion of 734 shares of the Issuer’s Series D Convertible Preferred Stock, par value $1.00 per share (“Series D Preferred”), in each case held by Hsu Gamma, of which Dr. Hsiao is the general partner. Also includes 2,150,000 shares of Common Stock issuable upon conversion of 430 shares of Series D Preferred held by the Family Trust, of which Dr. Hsiao is the trustee and her three children are the sole and exclusive beneficiaries. Dr. Hsiao disclaims beneficial ownership of the securities held by each of Hsu Gamma and the Family Trust, except to the extent of her pecuniary interest therein.

(3)	Includes 3,670,000 shares of Common Stock issuable upon conversion of 734 shares of Series D Preferred.

(4)	Includes 2,150,000 shares of Common Stock issuable upon conversion of 430 shares of Series D Preferred.

Items 7-10, inclusive, set forth on each cover page to this Amendment are hereby incorporated by reference in this Item 5.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

As described in Item 3 to this Amendment, on December 21, 2018, Dr. Hsiao entered into the Purchase Agreement, and both Dr. Hsiao and Hsu Gamma entered into the Exchange Agreement, the description of each of which agreement contained in Item 3 is incorporated by reference in this Item 6.

On December 3, 2018, the Issuer entered into an Equity Exchange Agreement (the “EEA”) with IRA Financial Trust Company, a South Dakota trust corporation (“IRA Trust”), IRA Financial Group LLC, a Florida limited liability company (“IRAFG” and, together with IRA Trust, “IRA Financial”), Adam Bergman and Fred Horner (together, the “Equityholders”). Upon the terms and subject to the conditions contained in the Exchange Agreement, the Issuer will issue to the Equityholders shares of a newly-designated series of its convertible preferred stock in exchange for 100% of the issued and outstanding equity in IRA Financial (the “Exchange”).

In connection with the EEA, each Reporting Person entered into a lock-up and voting agreement (each, a “Lock-up and Voting Agreement”), pursuant to which such Reporting Person has agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by it (collectively, “Covered Securities”) for a certain period following the date on which the Exchange is consummated (the “Closing Date”). The Lock-up and Voting Agreements provide generally that the Reporting Persons may not sell, transfer or convey any of their respective Covered Securities during the period of six-months immediately following the Closing Date, following which they may sell, transfer or convey (i) up to 50% of their respective Covered Securities during the period commencing on the six-month anniversary of the Closing Date and ending on the twelve-month anniversary of the Closing Date and (ii) up to an aggregate of 75% of their respective Covered Securities during the period commencing on the twelve-month anniversary of the Closing Date and ending on the two-year anniversary of the Closing Date. The restrictions on transfer contained in the Lock-up and Voting Agreement cease to apply to the Covered Securities following the second anniversary of the Closing Date.

Additionally, pursuant to the Lock-up and Voting Agreement, the Reporting Persons have agreed, for the period commencing on the Closing Date and ending on the six-month anniversary of the Closing Date, to vote all of their respective Covered Securities in favor of (i) amending the Issuer’s articles of incorporation, as currently amended, to change the legal name of the Issuer and to provide that the holders of not less than 50% of the Issuer’s voting power shall be entitled to call a special meeting of shareholders unless the bylaws establish a lower percentage requirement, (ii) amending the Issuer’s articles of incorporation, as currently amended, to increase the authorized shares of Common Stock such that the shares of preferred stock issued to the Equityholders in connection with the Exchange shall, upon such amendment’s effectiveness, convert into Common Stock in accordance with their terms and (iii) any other action requested by the Issuer’s Board of Directors as may be required to consummate the Exchange and the other transactions set forth in the EEA.

Effectiveness of the Lock-up and Voting Agreements is conditioned upon consummation of the Exchange.

The foregoing description of the Purchase Agreement, the Exchange Agreement and the Lock-up and Voting Agreements is only a summary and is qualified in its entirety by reference to the complete text of the form of Purchase Agreement, the Exchange Agreement and the form of Lock-up and Voting Agreement, which are filed as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, to this Amendment and incorporated by reference in this Item 6.

ITEM 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Form of Stock Purchase Agreement, dated December 21, 2018, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 28, 2018 and incorporated by reference herein.

99.2	Debt Exchange Agreement, dated December 21, 2018, by and among the Issuer and the creditors party thereto, filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 28, 2018 and incorporated by reference herein.

99.3	Form of Lock-up and Voting Agreement, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 4, 2018 and incorporated by reference herein.

99.4	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2019	/s/ Jane Hsiao, Ph.D.
Jane Hsiao, Ph.D.

Dated: January 11, 2019	Hsu Gamma Investments LP

	By:	/s/ Jane Hsiao, Ph.D.
	Name:	Jane Hsiao, Ph.D.
	Title:	General Partner

Dated: January 11, 2019	Chin Hsiung Hsiao Family Trust A

	By:	/s/ Jane Hsiao, Ph.D.
	Name:	Jane Hsiao, Ph.D.
	Title:	Trustee

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of Stock Purchase Agreement, dated December 21, 2018, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 28, 2018 and incorporated by reference herein.

99.2	Debt Exchange Agreement, dated December 21, 2018, by and among the Issuer and the creditors party thereto, filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 28, 2018 and incorporated by reference herein.

99.3	Form of Lock-up and Voting Agreement, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 4, 2018 and incorporated by reference herein.

99.4	Joint Filing Agreement